                                                                       EXHIBIT A

           VOCALTEC COMMUNICATIONS UPDATES 2007 REVENUE GROWTH TARGETS
    COMPANY EXPECTS SUBSTANTIAL REVENUE GROWTH OVER 2006, BUT BELOW ORIGINAL
                                 70-90% TARGET

HERZLIA, Israel - (BUSINESS WIRE)- VocalTec Communications Ltd. (NASDAQ: VOCL -
NEWS), a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that it is reducing its previously provided 2007 revenue growth target. The Company anticipates substantial revenue growth over 2006, but believes that the increase will be below the 70-90% target range that had been previously provided.

The Company noted that the lower-than-expected growth is due to seasonal softness in the third quarter. Sales in the fourth quarter are expected to increase both sequentially and on a year-over-year basis.

Yosi Albagli, President and CEO of VocalTec, said, "While our results for the year will likely fall below our initial targets, we are nonetheless pleased with the overall progress we have made since the beginning of 2006 and believe that our long-term prospects remain bright. We maintain our belief that VocalTec will see meaningful year-over-year growth and are carefully managing our expenses in an effort to reach profitability as quickly as possible."

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL - NEWS) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and
Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

CONTACT:
KCSA
Lee Roth / David Burke
212-896-1209 / 1258
lroth@kcsa.com / dburke@kcsa.com